Exhibit (a)(1)(D)
[Date]
[Name]
[Address]
[City, State, Zip]
Subject: Launch of Pinnacle Entertainment, Inc. Stock Option Exchange Program
Dear [Name]:
We are pleased to announce that we have officially launched the Stock Option Exchange Program effective today. This program is an opportunity for eligible employees to elect to surrender eligible stock options for new options covering a lesser number of shares of Pinnacle Entertainment, Inc. common stock. It is described in detail in the formal “Offer to Exchange” document and the other materials in the Schedule TO (Tender Offer) we filed with the Securities and Exchange Commission today (offering materials). Capitalized words used but not defined herein have the respective meanings set forth in the Offer to Exchange mentioned above.
The Offer is scheduled to end at 11:00 p.m. Eastern time on Friday, September 9, 2011, and is subject to the terms and conditions described in the offering materials. If you wish to participate in the exchange program, your election must be received before the end of the offering period. In this Offer packet you will find a personalized paper Election Form, which you may submit by mail, fax or email as instructed on the Election Form.
You may learn more about the Stock Option Exchange Program by reviewing the offering materials, including frequently asked questions and the form of Award Agreement for the New Options. These offering materials are enclosed in this Offer packet.
There are no exceptions to the deadline of 11:00 p.m. Eastern time, Friday, September 9, 2011, so we encourage you not to wait until the last day to make your election.
All questions about this exchange program should be referred directly to our Legal Department at 1-877-764-8748 or stockoptionexchangeprogram@pnkinc.com.
Regards,
Christine Rury, Senior Vice President of Human Resources
Enclosures:
Schedule TO
Offer to Exchange, including Summary Term Sheet
Form of New Option Award Agreement
Election Form